Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262438

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 1, 2022)

159,207,329 Shares of Common Stock
5,500,000 Warrants to Purchase Shares of Common Stock

This prospectus supplement (this “Prospectus Supplement”) supplements the prospectus dated April 1, 2022 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-262438) filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2022 and declared effective by the Commission on February 9, 2022, as amended by Post-Effective Amendment No. 1 to Form S-1 filed with the Commission on March 28, 2022 and declared effective by the Commission on April 1, 2022.

The Prospectus and this Prospectus Supplement relate to the offer by us of, and the resale by Selling Securityholders of: (i) 5,500,000 shares of Common Stock issuable upon the exercise of an aggregate of 5,500,000 warrants held by GM Sponsor II, LLC and HRM Holdings II, LLC, each of which is exercisable at a price of $11.50 per share (the “Private Placement Warrants”), (ii) 9,000,000 shares of Common Stock issuable upon the exercise of an aggregate of 9,000,000 warrants, each of which is exercisable at a price of $11.50 per share (the “Public Warrants”), (iii) 2,475,000 shares of Common Stock issuable upon the exercise of an aggregate of 2,475,000 warrants issued in connection with the funding of certain delayed draw subordinated secured notes, each of which is exercisable at a price of $12.50 per share (the “Delayed Draw Warrants”), (iv) 425,706 shares of Common Stock issuable upon exercise of warrants assumed by us in connection with the business combination transaction (the “Business Combination”) among us, Sunshine Merger Sub I Inc., Sunshine Merger Sub II, LLC and Sonder Operating Inc. (formerly known as Sonder Holdings Inc., “Legacy Sonder”) (the “Assumed Warrants” and together with the Private Placement Warrants, Public Warrants, Delayed Draw Warrants, the “Warrants”), and (v) 20,336 shares of Common Stock issuable upon the exercise of certain outstanding options to purchase Common Stock held by individuals who terminated their employment with Legacy Sonder prior to the Business Combination (the “Former Employee Options”).

The Prospectus and this Prospectus Supplement also relate to the resale from time to time by Selling Securityholders of: (i) 32,216,785 shares of Common Stock purchased at the Business Combination Closing Date by a number of subscribers pursuant to separate subscription agreements (the “PIPE Shares”), (ii) 9,972,715 shares of Common Stock held by GM Sponsor II, LLC, HRM Holdings II, LLC and certain former independent directors, (iii) an aggregate of 68,107,380 shares of Common Stock beneficially owned by certain former stockholders of Legacy Sonder; (iv) up to 7,272,691 shares which are issuable to certain former stockholders of Legacy Sonder upon the achievement of certain trading price targets for our Common Stock (the “Earn Out Shares”); (v) an aggregate of 22,387,448 shares of Common Stock issuable upon exchange of Canada Exchangeable Shares to certain former stockholders of Legacy Sonder; (vi) an aggregate of 1,829,268 shares of Common Stock transferred by Francis Davidson pursuant to a stock transfer agreement dated April 2021; and (vii) 5,500,000 Private Placement Warrants.

We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders. We will receive proceeds from the exercise of the Warrants and Former Employee Options if the Warrants and Former Employee Options are exercised for cash. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more detail in the section titled “Use of Proceeds” appearing elsewhere in the Prospectus.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On September 12, 2022, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 18 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 12, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 12, 2022

SONDER HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware		001-39907	85-2097088
(State or other jurisdiction of incorporation)		(Commission File Number)	(I.R.S. Employer Identification No.)

101 15th Street
San Francisco,	California		94103
(Address of principal executive offices)			(Zip Code)
(617) 300-0956
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a–12 under the Exchange Act (17 CFR 240.14a–12)

☐	Pre–commencement communications pursuant to Rule 14d–2(b) under the Exchange Act (17 CFR 240.14d–2(b))

☐	Pre–commencements communications pursuant to Rule 13e–4(c) under the Exchange Act (17 CFR 240.13e–4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SOND	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SONDW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers;
        Compensatory Arrangements of Certain Officers.

Departure of Manon Brouillette from the Board of Directors

On September 12, 2022, Manon Brouillette resigned as a Class II director of the Board of Directors (the “Board”) of Sonder Holdings Inc. (the “Company”). Ms. Brouillette’s decision to resign from the Board was not the result of any disagreement relating to the Company’s operations, policies or practices.

Appointment of Michelle Frymire to the Board of Directors

On September 12, 2022, the Board appointed Michelle Frymire to serve as a Class II director of the Board to fill the vacancy created by Ms. Brouillette’s resignation. Ms. Frymire will serve on the Board until the Company’s 2023 annual meeting of stockholders, and until her successor has been duly elected and qualified, or until her earlier death, resignation or removal. Ms. Frymire has also been appointed as a member of the Audit Committee of the Board and the Nominating, Corporate Governance, and Social Responsibility Committee of the Board. The Board has affirmatively determined that Ms. Frymire qualifies as an “independent director” under the applicable Nasdaq Stock Market rules.

Ms. Frymire most recently served as Chief Executive Officer of CWT (formerly Carlson Wagonlit Travel), a travel management platform, from May 2021 to May 2022. Previous to serving as the CEO, Ms. Frymire served as CWT’s President and Chief Financial Officer from September 2020 to May 2021, Executive Vice President, Chief Finance and Strategy Officer from May 2020 to September 2020, and Executive Vice President and Chief Financial Officer from January 2019 to April 2020. Prior to joining CWT, Ms. Frymire was Chief Financial Officer for U.S. Risk Insurance Group, LLC, a privately owned specialty lines underwriting manager and wholesale broker, from 2017 to 2019. From 2015 to 2017 she served as Chief Financial Officer for Service King Collision Repair Centers. From 2009 to 2015 she served in a variety of roles for The Service Master Companies, Inc., most recently as Vice President, Corporate FP&A and Strategy. From 2009 to 2013, Ms. Frymire was Chief Financial Officer for TruGreen and from 2005 to 2009, Ms. Frymire was Chief Financial Officer, Vacation Ownership for Starwood Hotels & Resorts Worldwide, Inc. From 1998 to 2005, Ms. Frymire served in a variety of roles for Delta Air Lines, Inc., including Vice President, Finance, Marketing, International, Network and Technology. Prior to this, Ms. Frymire was the Managing Director, Financial Planning, Analysis and Systems for Continental Airlines from 1994 to 1998. Lastly, from 1991 to 1994, Ms. Frymire was Senior Financial Analyst, FP&A with American Airlines Group, Inc. Ms. Frymire serves as director on the board of directors and as a member of the audit and nominating & governance committees of Spirit Realty Capital, Inc. (NYSE: SRC). Ms. Frymire received a B.A. in Economics from Austin College and an M.B.A. from the University of Texas at Austin McCombs School of Business.

Ms. Frymire will be entitled to receive cash and equity compensation for her service on the Board and committees thereof in the standard amounts previously approved by the Board and as set forth in the Sonder Holdings Inc. Outside Director Compensation Policy, as described in the Company’s 2022 Proxy Statement and Notice of Annual Meeting of Stockholders filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2022.

Ms. Frymire also entered into the Company’s standard form of indemnification agreement, the form of which is filed as Exhibit 10.28 to the Company’s Current Report on Form 8-K (File No. 001-39907), filed with the SEC on January 24, 2022.
There are no arrangements or understandings between Ms. Frymire and any other persons, pursuant to which she was appointed as a member of the Board. There are no family relationships between Ms. Frymire and any of the Company’s directors or executive officers. Ms. Frymire is not a party to any current or proposed transaction with the Company for which disclosure is required under Item 404(a) of Regulation S-K.

Item 7.01 Regulation FD Disclosure.

On September 12, 2022, the Company issued a press release announcing the appointment of Ms. Frymire to the Board. A copy of the Company’s press release announcing the appointment is attached hereto as Exhibit 99.1. The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01    Financial Statements and Exhibits

(d)    Exhibits

Exhibit No.	Description
99.1	Press Release Issued September 12, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonder Holdings Inc.

Date: September 12, 2022	By:	/s/ Sanjay Banker
	Name:	Sanjay Banker
	Title:	President and Chief Financial Officer

Sonder Holdings Inc. Appoints Travel Executive Michelle Frymire to Board of Directors

SAN FRANCISCO, September 12, 2022 - Sonder Holdings Inc. (“Sonder”, NASDAQ: SOND), a leading next-generation hospitality company that is redefining the guest experience through technology and design, announced today changes to the Company’s Board of Directors, including the appointment of Michelle Frymire.

A seasoned travel sector executive, Ms. Frymire has served as Chief Executive Officer of CWT, one of the world’s largest travel management platforms providing business travel, meetings, and event management for some of the world’s biggest global companies. Prior to serving as CEO, Ms. Frymire was President and CFO, responsible for driving global business strategy and transformation by building an integrated and collaborative approach to business support and change across CWT. She was also appointed to the United States Travel and Tourism Advisory Board to provide advice and counsel on issues that affect the U.S. travel and tourism industry.

“Michelle is one of the foremost travel and tourism sector experts in the United States. Her deep experience in driving global strategy as well as overseeing product and technology platform investments will bring strong contributions to our future development as a global hospitality leader. We’re ecstatic to welcome Michelle to our Board of Directors,” said Francis Davidson, Co-Founder and CEO of Sonder and Chair of the Board.

“Sonder is a leader in delivering a modern hospitality experience that resonates with the current and future generation of travelers. I’m pleased to be joining Sonder and look forward to working alongside leadership as the company captures an increasing share of the travel recovery while executing on their Cash Flow Positive Plan,” said Ms. Frymire.

Ms. Frymire has also previously served as Chief Financial Officer for U.S. Risk Insurance Group, LLC, as Chief Financial Officer, Vacation Ownership for Starwood Hotels & Resorts Worldwide, Inc., and has occupied a variety of executive-level finance positions in the airline industry over the course of her career.

In addition, Manon Brouillette, Executive Vice President and CEO of Verizon Consumer Group, has resigned from Sonder’s Board of Directors in order to focus on her current professional responsibilities at Verizon.

“It’s been incredible to be a part of all that Sonder has accomplished over the last few years, weathering a pandemic and successfully entering the public markets while redefining the hospitality experience. I would especially like to thank the management team and my fellow members of the Board for their profound commitment to this great company,” said Ms. Brouillette.

“A big thank you to Manon for her partnership and collaboration over the last few years. We’re really grateful for her contributions and wish her the best going forward,” said Mr. Davidson.

About Sonder Holdings Inc.
Sonder (NASDAQ: SOND) is revolutionizing hospitality through innovative, tech-enabled service and inspiring, thoughtfully designed accommodations combined into one seamless experience. Launched in 2014 and headquartered in San Francisco, Sonder provides a variety of accommodation options — from spacious rooms to fully-equipped suites and apartments — found in over 40 markets spanning ten countries and three continents. The Sonder app gives guests full control over their stay. Complete with self-service features, simple check-in and 24/7 on-the-ground support, amenities and services at Sonder are just a tap away, making a world of better stays open to all.
To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram.

Download the Sonder app on Apple or Google Play.

Contacts
Media:
press@sonder.com

Investor:
ir@sonder.com